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**Formal announcement** (Best viewed in Courier 12pt.)
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RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

INTERIM REPORT FOR THE QUARTER AND 6 MONTHS ENDED 30 JUNE 2004

-  Net profit for the quarter of US$11.7 million
-  Sale of Syama concluded
-  Balance sheet restructured and sub-division of ordinary shares
-  Loulo Mine development on schedule
-  Drill results at Yalea reveal broader high-grade payshoots
-  Decision to proceed with full feasibility on Loulo underground operations
-  Morila production being returned to planned levels
-  Good results from Morila exploration and elsewhere

Randgold Resources Limited has 58.5 million shares in issue as at 30 June 2004

CONSOLIDATED INCOME STATEMENT

                      Unaudited  Unaudited  Unaudited
                        Quarter    quarter    quarter
                          Ended      ended      ended
                        30 June     31 Mar    30 June
US$000                     2004       2004       2003

Gold sales revenue       12 200     15 274     30 679
Cost of sales
Production costs          8 243      8 768      5 243
Transport and
refinery costs               46         52        113
Transfer to deferred
stripping costs            (580)    (2 388)       929
Cash operating costs*     7 709      6 432      6 285
Royalties                   863      1 079      2 138
Total cash costs*         8 572      7 511      8 423
Profit from mining
activity*                 3 628      7 763     22 256
Depreciation and
amortisation              2 286      2 421      2 224
Exploration and
corporate expenditure     4 171      3 016      4 554
(Loss)/Profit from
operations*              (2 829)     2 326     15 478
Interest received           230        292        445
Interest expense           (455)      (465)      (476)
Profit/(Loss) on
financial instruments     7 653     (5 847)       (52)
Profit on sale of
Syama                     7 070          -          -
Other income and
(expenses)                    6     (1 174)       960
Profit on ordinary
activities before
taxes and minority
interests                11 675     (4 868)    16 355
Income tax                    -          -          -
Minority shareholders'
interest                      -          -        195
Net profit               11 675     (4 868)    16 550
Basic earnings
per share (US$)            0.20      (0.08)+     0.30+
Fully diluted earnings
per share (US$)            0.20      (0.08)+     0.29+
Average shares in
issue (000)              58 547     58 524+    56 148+

CONSOLIDATED INCOME STATEMENT cont'd

                                Unaudited   Unaudited
                                 6 months    6 months
                                    ended       ended
                                  30 June     30 June
US$000                               2004        2003

Gold sales revenue                 27 474      62 265
Cost of sales
Production costs                   17 011      11 764
Transport and refinery costs           98         228
Transfer to deferred
stripping costs                    (2 968)        556
Cash operating costs*              14 141      12 548
Royalties                           1 942       4 345
Total cash costs*                  16 083      16 893
Profit from mining activity*       11 391      45 372
Depreciation and amortisation       4 707       4 537
Exploration and corporate
expenditure                         7 187       7 364
(Loss)/Profit from
operations*                          (503)     33 471
Interest received                     522         516
Interest expense                     (920)     (1 018)
Profit/(Loss) on financial
instruments                         1 806        (328)
Profit on sale of Syama             7 070           -
Other income and (expenses)        (1 168)        741
Profit on ordinary activities
before taxes and minority
interests                           6 807      33 382
Income tax                              -           -
Minority shareholders' interest         -         274
Net profit                          6 807      33 656
Basic earnings per share (US$)       0.12        0.60
Fully diluted earnings per
share (US$)                          0.12        0.59
Average shares in issue (000)      58 547      56 148

* Refer to pro forma information provided on page three.

+ Reflects adjustments resulting from sub-division of shares.

CONSOLIDATED CASH FLOW STATEMENT

                                Unaudited   Unaudited
                                 6 months    6 months
                                    ended       ended
                                  30 June     30 June
US$000                               2004        2003

Net cash generated from
Operations                          5 450      34 886
Net cash utilised in investing
activities
Additions to property, plant
and equipment                     (21 776)     (1 544)
Proceeds on disposal of Syama       8 634           -
Other investing activities         (3 993)          -
Net cash (utilised in)/generated
by financing activities
Ordinary shares issued                 58       6 763
Decrease in long-term
borrowings                         (9 162)     (4 416)
(Decrease)/Increase in bank
overdraft                          (1 550)        169
Net (decrease)/increase in
cash and cash equivalents         (22 339)     35 858
Cash and cash equivalents at
beginning of period               105 475      59 631
Cash and cash equivalents at
end of period                      83 136      95 489

CONSOLIDATED BALANCE SHEET

                        Unaudited  Unaudited   Audited
                               At         at        at
                          30 June    30 June    31 Dec
US$000                       2004       2003      2003

Assets
Cash and equivalents**     83 136    100 035   109 357
Receivables                16 907     10 288    15 196
Inventories                13 941     13 968    17 165
Total current assets      113 984    124 291   141 718
Property, plant and
equipment
Cost                      196 971    170 980   175 195
Accumulated
depreciation             (107 080)   (96 641) (102 373)
Net property, plant
and equipment              89 891     74 339    72 822
Other long-term
assets                     14 512      6 846    10 885
Total assets              218 387    205 476   225 425
Bank overdraft                  -      1 339     1 550
Accounts payable and
accrued liabilities         14 945    15 631    23 557
Total current
liabilities                 14 945    16 970    25 107
Provision for
environmental
rehabilitation               3 552     5 115     5 962
Liabilities on financial
instruments                  4 680     5 613     8 488
Long-term loans              7 439    15 037     7 723
Loans from outside
shareholders in
subsidiaries                 1 343     1 036       958
Total long-term
liabilities                 17 014    26 801    23 131
Total liabilities           31 959    43 771    48 238
Shareholders' equity       186 428   161 705   177 187
Total liabilities and
shareholders' equity       218 387   205 476   225 425

** Note: These amounts include US$4 546 at 30 June 2003 and US$3 882 at 31
December 2003 respectively which relate to the N.M. Rothschild & Sons Limited debt service reserve account.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                           Number
                               of     Share     Share
                         ordinary   capital   premium
                           shares    US$000    US$000

Balance - 31 Dec 2002  27 663 740     2 766   190 618
March 2003 quarter
Net profit                      -        -          -
Movement on cash
flow hedges                     -        -          -
Share options exercised   471 926        47     1 665
June 2003 quarter
Net profit                      -         -         -
Movement on cash
flow hedges                     -         -         -
Share options exercised   574 362        57     4 994
Balance - 30 June 2003 28 710 028     2 870   197 277
Balance -
31 December 2003       29 260 385     2 926   200 244
March 2004 quarter
Net loss                        -         -         -
Share options exercised     3 000         -        13
Share split (a)        29 263 385         -         -
Capital reduction (b)           -         -  (100 000)
June 2004 quarter
Net Profit
Movement on cash
flow hedges
Share options exe          20 600         1        44
Balance - 30 June 2004 58 547 370     2 927   100 301

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

                                    Accumula-
                           Other   ted profit/   Total
                        Reserves      (losses)  equity
                          US$000       US$000   US$000
Balance - 31 Dec 2002     (8 293)    (66 106)  118 985
March 2003 quarter
Net profit                     -      17 106    17 106
Movement on cash
flow hedges                2 059           -     2 059
Share options exercised        -           -     1 712
June 2003 quarter
Net profit                     -      16 550    16 550
Movement on cash
flow hedges                  242           -       242
Share options exercised        -           -     5 051
Balance - 30 June 2003    (5 992)    (32 450)  161 705
Balance - 31 December 2003(7 403)    (18 580)  177 187
March 2004 quarter
Net loss                       -      (4 868)   (4 868)
Share options exercised        -           -        13
Share split (a)                -           -         -
Capital reduction (b)          -     100 000         -
June 2004 quarter
Net Profit                            11 675    11 675
Movement on cash
flow hedges                2 376                 2 376
Share options exercised                             45
Balance - 30 June 2004    (5 027)     88 227   186 428

(a) Share split: A special resolution was passed on 26 April 2004 to split each of the ordinary shares of US$0.10 in the Company into two ordinary shares of
US$0.05 each. The aim was to improve the tradability of the Company's shares and to equalise a share's value before and after the share split.

(b) Capital reduction: A special resolution was passed at the Annual General
Meeting in April 2004, which was subsequently approved by the Court in Jersey, to extinguish accumulated losses by reducing the Company's share premium account by US$100 million in order to clear the way for future dividend payments.

PRO FORMA INFORMATION

The Company uses the following pro forma disclosures as it believes that this information is relevant to the mining industry.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute Industry Standard, by gold ounces produced for all periods presented.

Total cash costs as defined in the Gold Institute Industry Standard, includes mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties.

Cash operating costs are defined as total cash costs excluding royalties.

Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented.

Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

Profit from operations is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure from profit from mining activity.

RECONCILIATION TO US GAAP

The interim condensed financial statements presented above have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (US GAAP). The effect of applying US GAAP to net income and shareholders' equity is set out below.

                                6 months   6 months
                                 30 June    30 June
                                    2004       2003
Reconciliation of net
income (US$000)
Net income under IFRS              6 807     33 656
Share option compensation
adjustment                           253    (1 717)
Net income under US GAAP
before cumulative effect
of change in accounting
principle                          7 060     31 939
Cumulative effect of change in
accounting principle
- net of tax                           -        214
Net income under US GAAP           7 060     32 153
Movement in cash flow hedges
during the period                  2 376      2 301
Comprehensive income under
US GAAP                            9 436     34 454
Basic earnings per share under
US GAAP (US$)*                      0.16       0.57
Fully diluted earnings per share
under US GAAP (US$)*                0.16       0.56

Reconciliation of shareholders'
equity (US$000)
Shareholders' equity
under IFRS                       186 428    161 705
Shareholders' equity under
US GAAP                          186 428    161 705

Roll forward of shareholders'
equity under US GAAP

Opening balance                  177 187    118 771
Net income under US GAAP           7 060     32 153
Movement on cash flow hedges       2 376      2 301
Share options exercised               58      6 763
Share option compensation
adjustment                          (253)     1 717
Shareholders' equity under US
GAAP closing balance             186 428    161 705

* Reflects adjustments resulting from sub-division of shares.

ACCOUNTING POLICIES

The interim condensed financial statements in this report have been prepared in accordance with the Group's accounting policies, which are in terms of
International Financial Reporting Standards and are consistent with the prior period.

The consolidated financial information includes the interim financial statements of the Company, its subsidiaries and the Morila joint venture, which comply with
IAS 34.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidation method and under this method, the proportion of assets, liabilities, income and expenses and cashflows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided as the source and nature of the enterprises, risks and returns are not governed by more than one segment.

FINANCIAL INSTRUMENTS

Morila

The financial instruments at 30 June 2004 held by the Morila company are the remainder of derivatives taken out as part of the project finance arrangements.
Randgold Resources' attributable share is as follows:

- 25 971 ounces sold forward at a fixed price of US$275/oz over the period July
2004 to December 2004;
- 9 192 ounces of call options purchased at a price of US$360/oz over the same period.

At present prices, the percentage of attributable production which is hedged is approximately 17% for the next six months. By December 2004 Morila will be unhedged.

Loulo

As disclosed last quarter, the Loulo price protection was initially done at a
Randgold Resources level, on a short dated spot deferred basis. With the completion of the final mining schedules and feasibility study, as well as credit approval of the project financing, the hedged ounces have now been rolled out and matched to future production.

- 300 000 ounces sold forward at a fixed price of US$430/oz over the period July
2005 to December 2009 in line with the mining schedules.
- A further 25 000 ounces of gold hedges at US$405/oz were acquired in July 2004 in accordance with board approval. These ounces have been sold forward on a spot deferred basis and will in due course be rolled out and matched to future production.

Marked-to-market valuation

Movements in marked-to-market valuations of financial instruments can be accounted for in two ways, either through the income statement or directly to reserves, depending on the nature of the instrument. The Morila instruments are accounted for mainly on a hedge basis i.e. are matched to production and movements on the marked-to-market valuation are, therefore, accounted for in reserves. The Loulo instruments were previously deemed speculative for accounting purposes and any marked-to-market movements had to be accounted for through the income statement. These instruments have now been matched to planned
Loulo production, the contango has been applied and are now deemed hedges. This means that the marked-to-market valuation is now accounted for in reserves.

COMMENTS

Profit from mining activity* for the quarter of US$3.6 million was lower than the previous quarter's US$7.8 million. Ounces produced were 85 081 compared to
107 115 in the previous quarter. This is partly due to the mine plan which scheduled lower production for the quarter and which was further exacerbated by operational issues resulting in a reduction in metallurgical recovery.

Production levels are scheduled to pick up later in the year with higher grade ore being accessed and the mine operator addressing the problems of throughput and recoveries. Morila's production for the year is now expected to be lower than previously forecast at 500 000 ounces.

Exploration and corporate expenditure of US$4.2 million, up 38% from the previous quarter, was in line with the same period last year and reflects the
Group's continued commitment to exploration. Depreciation of US$2.3 million was in line with the previous quarter. The profit on financial instruments of US$7.7 million is a result of closing out the fixed rate agreements at the end of June
2004 and the roll-forward of the forward sales to match anticipated future production. This is a non cash item resulting from the marked-to-market valuation of the hedging transactions entered into as part of the Loulo project financing. The forward sales were previously classified as speculative for accounting purposes and accounted for through the income statement. The forward sales have now been matched to production, are deemed hedges and are, therefore, now accounted for in reserves.

A profit of US$7.1 million was realised on the conclusion of the sale of Syama to Resolute Mining Limited. This excludes the future royalty payments and is net of sale costs.

The net profit for the quarter of US$11.7 million reflects a positive variance of US$16.5 million compared to the previous quarter net loss of US$4.9 million.
Net profit was US$16.6 million in the corresponding quarter in 2003, mainly due to the very high grades being processed at Morila at that time.

The main movements on the balance sheet are a decrease in the cash and cash equivalents. This is mostly attributable to the financing of the Loulo capital project which is being funded by the Company prior to the finalisation of the project finance. The final payment of the Morila Project Loan which was made at the end of June 2004, also contributed to the reduction in cash and cash equivalents. This was offset by the cash received from the sale of Syama.

Net profit for the six months ended 30 June 2004 of US$6.8 million compared to
US$33.7 million for the corresponding period in 2003 reflects the impact of the higher grade mined in the high-grade axis in the Morila pit as previously reported.

OPERATIONS MORILA

Morila results
                                 Quarter    Quarter
                                   ended      ended
                                 30 June     31 Mar
US$000                              2004       2004

Mining
Tons mined (000)                   5 261      6 605
Ore tons mined (000)                 889        887
Milling
Tons processed (000)                 867        795
Head grade milled (g/t)              3.8        4.9
Recovery (%)                        80.0       86.0
Ounces produced                   85 081    107 115
Average price received (US$/ounce)   348        369
Cash operating costs* (US$/ounce)    213        160
Total cash costs* (US$/ounce)        238        185
Cash profit (US$000)               9 070     19 408
Attributable (40%)
Ounces produced                   34 032     42 846
Cash profit (US$000)               3 628      7 763

Morila results (cont'd)
                      Quarter   6 Months   6 Months
                        ended      ended      ended
                      30 June    30 June    30 June
US$000                   2003       2004       2003

Mining
Tons mined (000)        5 389     11 886     11 345
Ore tons mined (000)    1 273      1 776      2 496
Milling
Tons processed (000)      771      1 662      1 601
Head grade milled (g/t)  10.5        4.3       10.1
Recovery (%)             90.9       83.2       91.3
Ounces produced       236 449    192 196    474 870
Average price received
(US$/ounce)               337        360        338
Cash operating costs*
(US$/ounce)                70        183         67
Total cash costs*
(US$/ounce)                93        208         90
Cash profit (US$000)   55 640     28 478    113 430
Attributable (40%)
Ounces produced        94 580     76 878    189 948
Cash profit (US$000)   22 256     11 391     45 372

* Refer pro forma information provided above.

Tons milled increased over the previous quarter and indications are that the milling circuit is starting to reach its expansion design throughput. The additional CIL tanks have been commissioned but the commissioning of the thickener and the new tailings disposal was delayed.

Operational problems caused by difficulties in integrating the expansion project reduced throughput and recoveries below planned levels and had a negative impact on the results for the quarter. The main problems were:

-  an unstable milling and grinding performance, which produced a coarser than planned grind;
-  two CIL tanks were offline for extended periods due to mechanical difficulties, with consequently lower residence times; and
-  unscheduled shutdowns of the pre-CIL circuit, which led to reduced plant availability.

Correcting the operational inefficiencies in order to return the mine to planned performance levels is now management's main priority. Randgold Resources and its joint venture partner AngloGold Ashanti have developed a technical action plan and timetable designed to achieve this as a matter of urgency. The operator is committed to implementing this plan and its progress will be reviewed at short intervals by the two partners' senior managements.

While it is expected that there will be a significant improvement in the third quarter, the poor operational performance of the first two quarters has resulted in expected production for 2004 being revised downwards to 500 000 ounces.

A three day work stoppage related to demands for a productivity bonus occurred during June. Discussions with the unions are continuing.

Exploration to the northwest of the current pit has returned encouraging results which indicate the potential for a significant extension of the Morila orebody.
An envelope of mineralised material estimated to contain 900 000 ounces has been outlined by a wide spaced drilling programme. Further infill drilling to upgrade this resource has been approved.

SALE OF SYAMA

In April 2003, the Company entered into an option agreement with the Australian mining company, Resolute Mining, over its interest in the Syama Mine in Mali. In terms of the agreement, Resolute Mining was given a 12 month period in which to conduct a full due diligence over Syama.

On 5 April 2004, Resolute Mining exercised its option to buy the Company's 80%
interest in the Syama Mine. In terms of the option, Resolute Mining paid the
Company US$6 million and has assumed current liabilities of US$7 million of which US$2.74 million was owing to Randgold Resources. Furthermore, at a gold price of more than US$350 per ounce, the Company would receive a royalty of
US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute Mining. This has not been included in the profit attributable to the sale of Syama, as it is dependent on the mine producing gold in future and that a minimum gold price of US$350 per ounce be achieved.

The Group received net proceeds of US$8.6 million on the sale and made a profit of US$7.1 million.

PROJECTS AND EVALUATION

Loulo Project

Work continued apace on the development of the project. Design activities are nearing completion and procurement of equipment and materials is well advanced.
The main construction contract with MDM has been agreed and construction is progressing rapidly. The mining contract is being finalised and a letter of intent has been issued to Bayswater Construction & Mining. The power generation contract has been reduced to two contenders and will be finalised in August
2004.

Site progress is good. The plant water supply has been secured with the completion of the Faleme weir. Plant ground clearing is complete and terracing is 50% finalised. Excavations and earthworks are complete. Aggregate crushing and concrete batching facilities are operational. There are approximately 700 construction personnel on site. Civils are on schedule and key concrete foundations are above terrace level ahead of the rainy season.

90km of older access roads have been resurfaced and a further 30km of new gravel roads established to secure access to the site through the rainy season. The project is on track for commissioning and production by mid 2005.

The US$60 million project financing is nearing completion. All terms have been agreed with the banks and the technical audit by RSG Global has been completed.
Final documentation involving the Mali Government is being concluded.

Results from the underground prefeasibility study carried out by SRK Consulting are positive and SRK will now proceed to complete the full feasibility study.
The study confirms the potential for development of long life underground operations exploiting the extensions to the Loulo 0 and Yalea orebodies and a further infill drilling programme has been approved.

Tongon Project

The situation in the Cote d'Ivoire is being monitored. The Company has maintained its presence in the country and is capable of recommencing feasibility and exploration work without delay once the political and security situation returns to acceptable levels.

EXPLORATION ACTIVITIES

During the quarter, an intense exploration campaign progressed with the completion of programmes in West Africa prior to the commencement of the annual rains, while in East Africa, operations were initiated following a generative phase. The following activities were effected:

-  Aggressive drilling continued at Loulo with focus on testing continuations of high-grade payshoots at Yalea;
-  Drilling continued on the Morila joint venture focusing on the western margin of the orebody and conceptual exploration targets;
-  In the Morila region surface work and ground geophysics have highlighted eight new targets for drill testing after the current rainy season;
-  Reconnaissance drilling commenced on the Senegal portfolio;
-  In Ghana on the Adansi Asaasi joint venture soil sampling, field mapping and adit identification have been completed on 37% of the permit area;
-  In Tanzania exploration focuses on steep and flat mineralisation similar to that being exploited by Placer Dome on the adjoining permits within the Mara
   Belt while in the Musoma area trenching highlighted new surface mineralisation; and
-  In Burkina Faso a plus two kilometre gold bearing shear zone is being explored on the Danfora Permit.

At the Yalea deposit within the Loulo Project area a further 24 deep holes were drilled covering a plus two kilometre strike length. Excellent results have been received down to a maximum vertical depth of 640 metres returning values of up to 23.97g/t over widths of 3.7 to 52 metres (Table 1). This includes a plus 800 metre strike length of very high grade averaging 12g/t over a width of 15.6 metres and the identification of numerous high-grade payshoots not coming to surface. As part of the underground prefeasibility study, future infill and deep drilling have been evaluated and the next phase of infill drilling approved.
Follow-up surface exploration work along the Yalea structure confirmed continuation of the zone of mineralisation southwards for a further two kilometres. Four reconnaissance diamond holes were drilled to test the structure and returned encouraging intercepts of 19 metres at 1.4g/t, 8 metres at 2.7g/t and 5 metres at 2.8g/t. Similarly, modelling to the north of Yalea - P125 confirmed 13 new dilational areas along a ten kilometre strike length which will be the focus of continued generative work. A diamond hole was recently completed to test the first of these and intersected multiple zones of mineralisation between 85 and 120 metres vertical depth below the surface.

Table 1: Deep drilling results along the Yalea Structure

Area  Northing        ID    From      To  Width    Inter-
                                                  section

P125   1443170  P125DH20     255     267     12     12m @
                                                  9.80g/t
P125   1443127  P125DH18     186     199     13     13m @
                                                  2.45g/t
P125   1443044  P125DH17     242     274     32     32m @
                                                  1.70g/t
               including     242     250      8      8m @
                                                  2.59g/t
               including     265     274      9      9m @
                                                  2.62g/t
Yalea  1442940    YDH152     326  348.25  22.25  22.25m @
                                                  7.48g/t
Yalea  1442859    YDH151     339     352     13     13m @
                                                  7.45g/t
Yalea  1442782    YDH134     471  475.48   4.48   4.48m @
                                                  1.99g/t
Yalea  1442675    YDH149     459     486     27     27m @
                                                  6.03g/t
               including     459     473     14     14m @
                                                  8.58g/t
Yalea  1442575    YDH150     487     531     44     44m @
                                                  2.62g/t
               including     487     517     30     30m @
                                                  3.29g/t
Yalea  1442470    YDH132     487     538     51     51m @
                                                 10.86g/t
Yalea  1442386    YDH141     547     572     25     25m @
                                                 13.45g/t
Yalea  1442284    YDH140     619     630     11     11m @
                                                 20.14g/t
Yalea  1442153    YDH142     546     550      4      4m @
                                                 10.21g/t
Yalea  1442010    YDH136   586.4   590.1    3.7    3.7m @
                                                 23.97g/t
Yalea  1441950    YDH143  616.72     624    7.28  7.28m @
                                                 18.47g/t
Yalea  1441828    YDH137     501     514      13    13m @
                                                  1.69g/t
Yalea  1441732    YDH144     634     639       5     5m @
                                                  5.96g/t
Yalea  1441663    YDH145   742.9     755    12.1  12.1m @
                                                  6.70g/t
Yalea  1441499    YDH146     650     668      18    18m @
                                                  3.62g/t
               including     652     659       7     7m @
                                                  3.18g/t
                     and     675     685      10    10m @
                                                  4.71g/t
Yalea  1441386    YDH147     582     609      27    27m @
                                                 10.62g/t
               including     583     601      18    18m @
                                                 14.57g/t
Yalea  1441336    YDH126     368     394      26    26m @
                                                  2.66g/t
               including     373     379       6     6m @
                                                  6.80g/t
Yalea  1441266    YDH148     644     706      62    62m @
                                                  1.51g/t
               including     646     653       7     7m @
                                                  3.61g/t
Yalea  1441237    YDH130     375     377       2     2m @
                                                  4.41g/t
                     and     408     411       3     3m @
                                                  1.10g/t

At Morila Mine, following completion of the near mine geological model, further drilling was undertaken on the northwest margin of the pit and returned multiple flat lying mineralised zones with intercepts of between 4 and 33 metres at grades of 3 to 8g/t. A resource estimate has been completed as referenced in the
Morila section. In the Domba - Morila corridor, the first compartment was drilled and confirmed the geological model intersecting flat lying mineralisation. A further eight conceptual drill targets will be tested.

Following the modelling of a conceptual anticlinal target situated west of the main pit, reconnaissance drilling has intersected significant mineralisation in two boreholes 800 metres west of the pit. The mineralised anticlinal structure trends in a similar direction to the high-grade axis of the main Morila orebody.
The two boreholes are located 160 metres apart and intersect broad zones of mineralisation. Both intersections include high grade intervals (5 metres @
31g/t and 4 metres @ 36g/t) at depths of approximately 350 metres below surface.
Additional boreholes are planned to further evaluate this target.

Outside the Morila joint venture, but within the Morila region, eight new targets with similar compartment settings have been identified from ground geophysics and field work and will be drill tested after the rainy season.

In Senegal, a reconnaissance diamond drilling programme commenced with the testing of two targets and will continue after the annual rains. On the TA target within the Tomboronkoto permit, four diamond holes confirmed the geometry defined by surface trenching and continuity of mineralisation over an 800 metre strike within a granodiorite intrusion. At Bambaraya, on the Kounemba permit, five diamond holes confirmed mineralisation over two kilometres along a five kilometre structural corridor, this new data together with the higher grade trench results will enable modelling to define future work programmes.

In Ghana, good progress has been made on the Adansi Asaasi joint venture with the collection of 2 398 soil samples, field mapping and adit identification completed on the potential north eastern extensions to the Obuasi structural corridor. The first 500 soil results have been returned and indicate anomalous values up to 2.3g/t associated with the contact between Birrimian sediments and metavolcanics.

In Tanzania, within the Mara Belt, we have three licences on the eastern extensions to the gold bearing structures which host the Nyabirama, Nyabigena and Gokona ore deposits of East African Gold Mines. These structural corridors will be the focus of detailed ground IP surveys to target below cover basalts.
At the Mughusi target gold bearing vein systems are hosted within an altered granodiorite.

In the Musoma Belt, we hold the dominant land position with 13 licences covering the area between Buhemba mine and the Kiabakari prospect. Trenching has returned values of 1.4 to 2.3g/t over widths of between 42 and 56 metres associated with a sheared and altered Banded Iron Formation (BIF) unit on the Kiabakari East permit. The BIF unit is associated with coincident shearing, soil and aeromagnetic anomalies for a further three kilometres to the east-southeast.
Follow up work is in progress along this target zone.

In Burkina Faso, on the Danfora permit a ground magnetic survey covering a five kilometre strike along the previously identified shear zone has been completed and results clearly identify the main structure and basalts hosting mineralisation. Mineralisation styles show similarities to the five million ounce resources of Syama. Data integration is currently in progress to define drill locations.

On the recently acquired Kiaka permit, reconnaissance exploration identified a major northeast trending structural zone referred to as the Markoye fault which can be traced through the permit area for over 20 kilometres. Gold mineralisation is associated with altered schists in contact with foliated intrusive rocks. Exploration work will commence after the rainy season.

CORPORATE AND NEW BUSINESS

In Tanzania, the Company has extended its presence in the Musoma and Mara regions through a joint venture agreement with Barrick and now holds 19 licences in the country. The Company can earn a 50% participatory interest in the joint venture with Barrick, which covers five permits, by expending a minimum of
US$300 000 in year one and completing a Type III Feasibility study on the first discovery. If Barrick elect not to follow their rights after Type III then
Randgold Resources can go to 70% by completing a Type IV Feasibility Study.

In Burkina Faso, a second permit referred to as Kiaka has been acquired, located in the south of the country.

Along with several other interested parties, the Company was invited by the
Government of Senegal to submit an offer to develop the Sabodala Project. We submitted our bid on time and now await the results of the adjudication process.

The Company continues to look at a number of opportunities both at a corporate and project level. As has been stated in the past, value creation in the mining industry is best achieved through discovery and development. Notwithstanding the fact that we continue to search for value or strategic leverage in merger and acquisition opportunities, Randgold Resources has been consistent in its belief in organic growth through exploration.

D M Bristow                      R A Williams
Chief Executive            Financial Director
5 August 2004

Registered office:
La Motte Chambers, La Motte Street, St. Helier,
Jersey JE1 1BJ, Channel Islands

Web-site:  www.randgoldresources.com

Registrars:

Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance
House, 31 Pier Road, St. Helier, Jersey JE4 8PW, Channel Islands

Transfer agents:

Computershare Services plc, PO Box 663, 7th Floor, Jupiter House, Triton Court,
14 Finsbury Square, London EC2A 1BR

Investor and media relations:

For further information contact Kathy du Plessis on Telephone +27 (11) 728-4701,
Fax +27 (11) 728-2547,
e-mail: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities Exchange
Commission on 30 June 2004. Randgold Resources assumes no obligation to update information in this release. Cautionary Note to US Investors: The United States
Securities Exchange Commission (the `SEC') permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's industry guide number 7.